May 10, 2018
Via EDGAR
Mr. Ethan Horowitz
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Comment Letter dated April 27, 2018
HollyFrontier Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 1-03876

Dear Mr. Horowitz,

Regarding the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated April 27, 2018 on the HollyFrontier Corporation (the “Company,” “we,” “us” or “our”) Form 10-K for the fiscal year ended December 31, 2017, please see our responses set forth below.

For ease of reference, we have included the Staff comments, followed by our response, in the same order as listed in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 48

Goodwill and Long-lived Assets, page 49

Staff Comment Number 1
We note that, as part of your annual goodwill impairment testing as of July 1, 2017, you determined the fair value of your El Dorado reporting unit exceeded its carrying value by approximately 10%. Provide the following disclosures:

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com

Response
In our future filings related to periods in which we perform annual goodwill impairment tests and in which we believe the goodwill of a reporting unit is “at risk” of impairment, we will include the disclosures noted above in an expanded discussion of our annual impairment testing substantially similar to following:

We performed our annual goodwill impairment testing as of July 1, 201X, which entailed an assessment of our reporting unit fair values relative to their respective carry values that were derived using a combination of both income and market approaches. These fair value measurements involve significant unobservable inputs (Level 3 inputs). Our income approach utilizes the discounted future expected cash flows. Our market approach, which includes both the guideline public company and guideline transaction methods, utilizes pricing multiples derived from the historical market transactions of other like-kind assets. Our discounted cash flows reflect estimates of future cash flows based on both historic and forward crack spreads, forecasted production levels, operating costs and capital expenditures. Based on testing as of July 1, 201X, the fair value of the El Dorado reporting unit exceeded its carrying value by approximately X%. The fair value of the reporting units within Lubricants and Specialty Products and Holly Energy Partners reporting segments substantially exceeded their respective carrying values.

A reasonable expectation exists that a prolonged future deterioration in gross margins could affect our assumptions such as crack spreads, forecasted production levels, operating costs, capital expenditures related to our assessment of fair value and result in an impairment of goodwill of the El Dorado reporting unit at some point in the future, and such impairment charges could be material.

In addition, we advise the Staff of the following:

At July 1, 2017, we performed our annual goodwill impairment testing of our El Dorado reporting unit within our refining reporting segment and determined that the fair value of this reporting unit exceeded its carrying value by approximately 10%. To date, there has been no impairment to the $1.7 billion of goodwill allocated to our El Dorado reporting unit. Subsequent to July, 2017, market conditions of our El Dorado reporting unit and our refining segment have improved. This improvement is also evidenced by HFC’s share price and estimated market capitalization. Accordingly, as of December 31, 2017, we believe the goodwill of our El Dorado reporting was less “at risk” of impairment as compared to July 1, 2017.

The fair value of our El Eldorado reporting unit as of July 1, 2017 was derived using the above-described approach. The uncertainty associated with these assumptions used for the income approach or DCF was considered and reflected in the discount rate applied to the expected cash flow to arrive at the estimated fair value of the reporting unit.

Page 49 of our Form 10-K for the fiscal year ended December 31, 2017 discloses the following: “As of December 31, 2017, our goodwill balance was $2.2 billion, with goodwill assigned to our Refining, Lubricants and Specialty Products and HEP segments of $1.7 billion, $0.2 billion and $0.3 billion, respectively.”

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 51

Staff Comment Number 2
We note that your calculation of EBITDA includes an adjustment for loss on early extinguishment of debt. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures defines EBITDA as “earnings before interest, taxes, depreciation and amortization.” Revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of your non-GAAP financial measure to distinguish it from the defined measure of EBITDA.

Response
We acknowledge the Staff’s comment and the guidance set forth under Question 103.01 of the SEC Compliance and Disclosure Interpretations. Beginning with our Form 10-Q for the quarterly period ended March 31, 2018, filed May 2, 2018, we have discontinued the inclusion of loss on early extinguishment of debt as an adjustment within our calculation of EBITDA. Therefore, our non-GAAP measurement of EBITDA reflects only adjustments as set-forth in Question 103.01 of the SEC Compliance and Disclosure Interpretation.

Our computation of EBITDA under Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, presented on page 43 of our Form 10-Q for the quarterly period ended March 31, 2018 excludes a $12.2 million loss on early extinguishment of debt for the three months ended March 31, 2017 and is set forth below:

Earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, is calculated as net income (loss) attributable to HollyFrontier stockholders plus (i) interest expense, net of interest income, (ii) income tax provision, and (iii) depreciation and amortization. EBITDA is not a calculation provided for under GAAP; however, the amounts included in the EBITDA calculation are derived from amounts included in our consolidated financial statements. EBITDA should not be considered as an alternative to net income or operating income as an indication of our operating performance or as an alternative to operating cash flow as a measure of liquidity. EBITDA is not necessarily comparable to similarly titled measures of other companies. EBITDA is presented here because it is a widely used financial indicator used by investors and analysts to measure performance. EBITDA is also used by our management for internal analysis and as a basis for financial covenants.

Set forth below is our calculation of EBITDA.

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Net income (loss) attributable to HollyFrontier stockholders	$268,091	$(45,468)
Add interest expense	32,723	27,158
Subtract interest income	(2,590)	(819)
Add (subtract) income tax provision (benefit)	85,037	(16,789)
Add depreciation and amortization	104,341	96,040
EBITDA	$487,602	$60,122

In addition, we advise the Staff that the inclusion of $12.2 million loss on early extinguishment of debt in our calculation of EBITDA in our Form 10-K for fiscal year ended December 31, 2017 was not material and represented less than 1% of reported EBITDA.

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com

Notes to Consolidated Financial Statements

Note 2 – PCLI Acquisition, page 68

Staff Comment Number 3
Expand your disclosure to provide a qualitative description of the factors that make up the goodwill recognized in connection with the acquisition of PCLI. Refer to FASB ASC 805-30-50-1a.

Response
We acknowledge the Staff’s comment and the disclosure requirements set for under ASC 805-30-50-1a. In our future filings, we will expand our disclosure of goodwill recognized in connection with our acquisition of PCLI to provide a qualitative description of the factors that make up goodwill. Our disclosure shall include the following statement:

“The $194.8 million of goodwill recognized upon our PCLI acquisition relates to the established workforce and global market presence of the acquired business as well of the expected synergies to be gained upon combining with our existing operations to form an expanded Lubricants and Specialty Products business.”

Staff Comment Number 4
Tell us your consideration of disclosing supplemental pro forma information as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the comparable prior annual reporting period. Refer to FASB ASC 805-10-50-2h.

Response
Our considerations about disclosing supplemental proforma information as though the acquisition date for all business combinations that occurred during 2017 had occurred as of the beginning of the comparable prior annual reporting period included:

a)
Our acquisition of PCLI occurred on February 1, 2017 and accordingly our actual results for the year ended December 31, 2017 included 11 months of PCLI’s actual results. In addition and as shown in the excerpt below, we disclosed the amount of revenues and pretax income of PCLI for the 11 month period included in our actual consolidated results from the date of acquisition (February 1, 2017) through December 31, 2017. Such amounts represented less than 9% of our reported consolidated results in 2017. Therefore, we believe that adding proforma disclosure of our consolidated revenues and pretax income results to show the pro forma effects of including one additional month of PCLI operations to our 2017 results does not add material or meaningful disclosures.

b)
For the year ended December 31, 2016, the Company incurred a net loss attributable to its stockholders of $260.5 million, which was substantially driven by the write-off of the Company’s goodwill and long-lived assets of its Cheyenne refinery totaling $654.1 million in 2016. Because of these significant write-offs and resulting losses, we do not believe adding pro forma adjustments for all acquisitions that occurred in 2017 had occurred at the beginning of 2016 would result in meaningful disclosures.

c)
Our consolidated subsidiary, Holly Energy Partners, L.P., completed two additional step-acquisitions in 2017, the SLC Pipeline and Frontier Pipeline acquisitions. The effect of a proforma disclosure had these two step-acquisitions occurring as of the beginning of the comparable prior reporting year on the Company’s consolidated 2017 revenues and the results were less than 0.2% of reported amounts. Therefore, we believe that adding a proforma disclosure of our consolidated revenues and pretax income does not add material or meaningful disclosures.

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com

Form 8-K dated February 21, 2018

Exhibit 99.1

Staff Comment Number 5
We note that you present adjusted earnings (loss) attributable to HollyFrontier stockholders on a per share basis. Revise your presentation to provide a reconciliation of this Non-GAAP earnings per share measure to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response
We acknowledge the Staff’s comment and the guidance set forth under Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Beginning with our Current Report on Form 8-K dated May 2, 2018, and exhibit 99.1 thereto, which is a press release announcing the Company’s first quarter 2018 results, we have included the diluted average number of common units outstanding used to calculate the adjusted earnings per share. Please see the table titled “reconciliation of net income (loss) attributable to HollyFrontier stockholders to adjusted net income (loss) attributable to HollyFrontier stockholders” on pages 11 - 12 of our May 2, 2018 current report on Form 8-K, an excerpt from which is included below:

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com

Reconciliation of net income (loss) attributable to HollyFrontier stockholders to adjusted net income (loss) attributable to HollyFrontier stockholders

Adjusted net income (loss) attributable to HollyFrontier stockholders is a non-GAAP financial measure that excludes non-cash lower of cost or market inventory valuation adjustments, RINs cost reductions, PCLI acquisition and integration costs, incremental costs of products sold due to PCLI inventory value step-up, gain of foreign currency swap contracts and loss on early extinguishment of debt. We believe this measure is helpful to investors and others in evaluating our financial performance and to compare our results to that of other companies in our industry. Similarly titled performance measures of other companies may not be calculated in the same manner.

	Three Months Ended March 31,
	2018	2017
	(Dollars in thousands, except per share amounts)
Consolidated
GAAP:
Income (loss) before income taxes	$373,899	$(54,571)
Income tax expense (benefit)	85,037	(16,789)
Net income (loss)	288,862	(37,782)
Less net income attributable to noncontrolling interest	20,771	7,686
Net income (loss) attributable to HollyFrontier stockholders	268,091	(45,468)

Non-GAAP adjustments to arrive at adjusted results:
Lower of cost or market inventory valuation adjustment	(103,838)	11,823
RINs cost reduction	(71,704)	—
PCLI acquisition and integration costs	3,595	15,597
Incremental cost of products sold attributable to PCLI inventory value step up	—	10,238
Gain on foreign currency swap contracts	—	(24,545)
Loss on early extinguishment of debt	—	12,225
Total adjustments to income (loss) before income taxes	(171,947)	25,338
Adjustment to income tax expense (benefit) (1)	(41,152)	5,608
Adjustment to net income attributable to noncontrolling interest	—	7,702
Total adjustments, net of tax	(130,795)	12,028

Adjusted results - Non-GAAP:
Adjusted income (loss) before income taxes	201,952	(29,233)
Adjusted income tax expense (benefit) (2)	43,885	(11,181)
Adjusted net income (loss)	158,067	(18,052)
Less net income attributable to noncontrolling interest	20,771	15,388
Adjusted net income attributable to HollyFrontier stockholders	$137,296	$(33,440)
Adjusted earnings (loss) per share attributable to HollyFrontier stockholders - diluted (3)	$0.77	$(0.19)
Average number of common shares outstanding - diluted	177,954	176,210

(1)	Represents adjustment to GAAP income tax expense (benefit) to arrive at adjusted income tax expense (benefit), which is computed as follows:

	Three Months Ended March 31,
	2018	2017
	(Dollars in thousands)

Non-GAAP income tax expense (benefit) (2)	$43,885	$(11,181)
(Subtract) GAAP income tax expense (benefit)	85,037	(16,789)
Non-GAAP adjustment to income tax expense (benefit)	$(41,152)	$5,608

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com

(2)
Non-GAAP income tax expense (benefit) is computed by a) adjusting HFC's consolidated estimated Annual Effective Tax Rate ("AETR") for GAAP purposes for the effects of the above Non-GAAP adjustments b) applying the resulting Adjusted Non-GAAP AETR to Non-GAAP adjusted income (loss) before income taxes and c) adjusting for discrete tax items applicable to the period.

(3)
Adjusted earnings (loss) per share attributable to HollyFrontier stockholders - diluted is calculated as adjusted net income (loss) attributable to HollyFrontier stockholders divided by the average number of shares of common stock outstanding assuming dilution.

Reconciliation of effective tax rate to adjusted effective tax rate

	Three Months Ended March 31,
	2018	2017
	(Dollars in thousands)
GAAP:
Income (loss) before income taxes	$373,899	$(54,571)
Income tax expense (benefit)	$85,037	$(16,789)
Effective tax rate for GAAP financial statements	22.7%	30.8%
Adjusted - Non-GAAP:
Effect of Non-GAAP adjustments	0.6%	1.0%
Effective tax rate for adjusted results	23.3%	31.8%

Staff Comment Number 6
In your reconciliation of net income (loss) attributable to HollyFrontier stockholders to adjusted net income attributable to HollyFrontier stockholders, you include an adjustment to income tax expense (benefit). Revise to clearly describe the basis for this adjustment and disclose how the adjustment is calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response
We acknowledge the Staff’s comment and the guidance set forth under Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Effective with our Current Report on Form 8-K dated May 2, 2018 and exhibit 99.1 thereto, which is our press release announcing the Company’s first quarter 2018 results, we provide footnote disclosure describing the basis for this adjustment and how the adjustment is calculated. Please refer to footnote 2 of the excerpt from our Current Report on Form 8-K dated May 2, 2018 that is presented in our response to Staff comment number 5 above.

Please direct any questions that you have with respect to the foregoing to the undersigned at (214) 871-3555.

Sincerely,
HollyFrontier Corporation

/s/ Richard L. Voliva III
Richard L. Voliva III
Chief Financial Officer

2828 N. Harwood, Suite 1300 • Dallas, TX 75201
(214) 871-3555
http://www.hollyfrontier.com